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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


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                             VENDINGDATA CORPORATION
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                                (Name of Issuer)
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                          Common Stock $.001 par value
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                         (Title of Class of Securities)
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                                   92261Q 10 3
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                                 (CUSIP Number)
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            Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)
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                                February 1, 2001
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             (Date of Event which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP NO.    92261Q 10 3                                       PAGE 2 OF 4 PAGES
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bob L. Smith
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                      (a)  [_]
                                                                      (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     Not applicable.
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [_]

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6.   Citizenship or Place of Organization

     United States
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               7.   Sole Voting Power
  NUMBER OF                 403,195 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                   304,159 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                   403,195 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                            304,159 shares
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         707,354
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [_]
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13.  Percent of Class Represented by Amount in Row (11)

         6.5%
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14.  Type of Reporting Person (See Instructions)

         IN
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

                                  SCHEDULE 13D

CUSIP NO.    92261Q 10 3                                       PAGE 3 OF 4 PAGES
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         This Amendment No. 7 amends the Schedule 13D dated April 23, 1999 (the
"Schedule 13D"), the Amendment No. 1 dated September 22, 1999, (the "First Amendment"), the Amendment No. 2 dated March 22, 2000, (the "Second Amendment"), the Amendment No. 3 dated May 31, 2000, (the "Third Amendment"), the Amendment No. 4 dated July 22, 2000 (the "Fourth Amendment"), the Amendment No. 5 dated July 22, 2000, (the "Fifth Amendment") and the Amendment No. 6 dated January 1, 2001, (the "Sixth Amendment") of Bob L. Smith with respect to the common stock, $.001 par value ("Common Stock") of VendingData Corporation, a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D or the First, Second, Third, Fourth, Fifth or Sixth Amendments.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The filing of this Amendment No. 7 to Schedule 13D is a result of the February 1, 2001, expiration of 18,200 Warrants held by Mr. Smith and 9,100 Warrants held by VIP's Industries, Inc., an entity controlled by Mr. Smith.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         BOB L. SMITH                      PRESENTLY OWNED         PERCENTAGE(4)
         ------------                      ---------------         -----------

         Sole Voting Power                 403,195(1,2)               3.7%

         Shared Voting Power               304,159(3)                 2.8%

         Sole Dispositive Power            403,195(1,2)               3.7%

         Shared Dispositive Power          304,159(3)                 2.8%

         Total Beneficial Power            707,354                    6.5%


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(1) This amount represents 344,195 shares of Common Stock issued directly to Mr.
Smith, 55,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options, and 4,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options.

(2) Shares of Common Stock may be subject to applicable community property laws.

(3) This amount represents 176,236 shares of Common Stock held by VIP's Industries, Inc., an entity controlled by Mr. Smith, 1,000 shares of Common Stock issued jointly to Mr. Smith and his daughter, 76,923 shares of Common Stock issuable to VIP's Industries, Inc. upon the conversion of that certain 9.5% Convertible Note Due May 31, 2001, and 50,000 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of certain warrants.

(4) These percentages reflect the percentage share ownership with respect to 10,854,801 shares, the number of shares of Common Stock outstanding as of February 28, 2001.

                                  SCHEDULE 13D

CUSIP NO.    92261Q 10 3                                       PAGE 4 OF 4 PAGES
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 7, 2001



                                              /s/ Stacie L. Brown
                                              -------------------
                                              Stacie L. Brown, Attorney-In-Fact
                                              for Bob L. Smith




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).